UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING

(Check One) [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

                      For Period Ended: September 30, 2002

                      [ ]     Transition Report on Form 10-K
                      [ ]     Transition Report on Form 20-F
                      [ ]     Transition Report on Form 11-K
                      [ ]     Transition Report on Form 10-Q
                      [ ]     Transition Report on Form N-SAR
                      For the Transition Period Ended:  _____________

  Read attached instruction sheet before preparing form. Please print or type.

     Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                   ----------

                         PART I - REGISTRANT INFORMATION

Ridgewood Hotels, Inc.
Full Name of Registrant

Former Name if Applicable:

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100 Rue Charlemagne
Address of Principal Executive Office (STREET AND NUMBER)

Braselton, Georgia  30517
City, State and Zip Code


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                        PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach extra sheets if needed.)

      The Registrant could not prepare and file, by the filing deadline, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the three months ended September 30, 2002 due to the time and attention required of the Registrant's management to complete the registrant's Form 10-K and 10-Q filings for the periods ended March 31, 2002 and June 30, 2002, which filings were delayed because of the Registrant's change in independent accountants. On June 19, 2002, the Registrant filed a Current Report on Form 8-K reporting under Item 4 of such report that, on June 12, 2002, the Registrant determined it would no longer engage Arthur Andersen LLP as the Registrant's independent public accountant and engaged Deloitte & Touche LLP as the Registrant's new independent accountants. The Registrant has filed its 10-K report for the period ending March 31, 2002 and is in the process of finalizing its 10-Q reports for the periods ending June 30, 2002 and September 30, 2002. Therefore, the Registrant seeks relief pursuant to Rule 12b-25(b).

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Henk H. Evers                   678                      425-0900
      -------------               -----------             ------------------
        (Name)                    (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).

      [ ] Yes [X] No


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      The Company has not filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2002.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                                    SIGNATURE

      Ridgewood Hotels, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    November 15, 2002

                                                    By:    /s/ Henk H. Evers
                                                        -----------------------
                                                           Henk H. Evers
                                                           President